

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 9, 2009

<u>Via U.S. Mail</u>

Mr. Necip Sayiner
Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX   78701

      Re: **Silicon Laboratories Inc.**
              Form 10-K for fiscal year ended January 3, 2009
              Filed February 11, 2009
              File No. 0-29823

Dear Mr. Sayiner:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief